SUPPLEMENT NO. 4 TO PROSPECTUS DATED MAY 1, 1997.

This supplement ("Supplement") to the Prospectus ("Prospectus") updates the Prospectus of West Coast Realty Investors, Inc. (the "Company") dated May 1, 1997. This Supplement is part of and must accompany the Prospectus. The date of this supplement is August 22, 1997.

This Supplement amends and supersedes the corresponding sections of the Prospectus, and Supplements 1, 2 and 3 to such prospectus; however, subject to the qualification above, the Prospectus continues to control the terms of the offering, and all provisions thereof not supplemented or amended hereby remain pertinent to the offering and are incorporated herein by reference.
Accordingly, current subscribers and prospective investors should read both the Prospectus and this Supplement No. 4 very carefully. All capitalized items used in this Supplement have the same meaning ascribed to them in the Prospectus unless otherwise indicated herein.

 The following supplements the Cover Page and pages 1, 4, 8 ("Prior Experience in Raising Funds"), and 68 ("Plan of Distribution") of the Prospectus

As of August 22, 1997, the Company has sold 552,311 Shares ($5,517,927) in this offering.

 The following supplement page 21 of the Prospectus ("Use of Initial Capital").

The Company intends to use the net proceeds of this offering, which will be not less than a minimum $4,768,000 as of August 22, 1997, and a maximum $13,300,000 for the purchase of Properties, for the payment of Acquisition Fees, and for the establishment of appropriate reserves. See "Estimated Use of Proceeds."

  The following supplements page 23 ("Dividends") and page 45 ("Liquidity and Capital Resources") of the Prospectus.

The Company waived a portion of its Advisory Fees from January 1, 1997 to June 30, 1997. The amount waived was $55,569. The effect of this was to increase Dividends approximately $.03 per Share for the six months ended June 30, 1997.

 The following supplements the "Dividends" portion of INVESTMENT OBJECTIVES AND POLICIES section of the Prospectus, beginning on page 23, and continuing to page 24.

Dividends totaling $325,906  were paid on April 15, 1997, for shareholders of
record on January 1, February 1, and March 1, 1997.   Dividends totaling
$362,441 were paid on July 15, 1997 for shareholders of record on April 1, May 1, and June 1, 1997.

Approximately 37% of these dividends constituted a return of capital. The dividend payments are summarized below:

Record          Date          Per            Outstanding          Total
Date            Paid          Share             Shares           Dividend
------        --------        -------       ----------------    -------------
01/01/97          4/15/97     $0.0666           1,550,607         $  103,270
02/01/97          4/15/97      0.0666           1,671,442            111,318
03/01/97          4/15/97      0.0666           1,671,442            111,318
04/01/97          7/15/97      0.0666           1,810,916            120,607
05/01/97          7/15/97      0.0666           1,815,579            120,917
06/01/97          7/15/97      0.0666           1,815,579            120,917


The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 29.

OPTO-22 PROPERTY
The existing lease on the OPTO-22 building expired on April 30, 1997. Thirty days previous to the lease expiration date, the Company gave the tenant, OPTO-22, a legal notice of such lease termination. Notwithstanding such notice, the sub-tenant of the tenant, Claremont School, failed to vacate the premises and is still in occupancy. In fact, Claremont School filed for protection under Chapter 11 Bankruptcy on May 20, 1997. OPTO-22 is pursuing the eviction of Claremont through the Federal Bankruptcy and California State Courts, and until Claremont is ordered to vacate the premises, OPTO-22 continues to be liable to
the Company for the payment of rent.   In addition, OPTO-22 is liable to the
Company for reimbursement of its legal fees in connection with its effort to gain possession of the premises from OPTO-22 (and Claremont) as well as its obligation to restore the premises to the condition existing when the property was originally leased in 1987 (normal wear and tear expected) and for the removal of any interior additions to the building not desired by Company's management.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 31.

NORTH PALM STREET PROPERTY

As of August 22, 1997, the Company ("Seller") is negotiating the sale of the North Palm Street Property to a unrelated buyer. The sale was unsolicited and is partially contingent on the Seller utilizing the Internal Revenue Service Code Section S1031 to facilitate a tax free exchange. However, if the Seller does not locate an exchange property by October 31, 1997, the Buyer may close escrow with no Section S1031 tax free exchange requirement. The total sales price is $2,515,860 in cash. The Seller must pay off the existing lender of the first deed of trust which as of July 31, 1997 totaled $974,399. Additionally, the Buyer has agreed to contribute an additional $15,000 to prepay the mortgage loan.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 40.

TYCOM PROPERTY

The Company negotiated the refinancing of an existing short term promissory note on the Tycom Property loan which was scheduled to mature on February 1, 1998. The terms of the new first deed of trust loan are as follows:

Lender:   Union Bank of California, N.A.
Loan Amount:   $2,312,500
Interest Rate: Variable Rate - margin is 1.9% over the 3 month LIBOR with right to convert after the first year. The conversion margin would be 1.9% over selected Treasury Rate for the selected loan term.
Loan Term:     Ten year term
Amortization:  Twenty-five years
Monthly Debt Service:  $17,469
Other:    Recourse is only to West Coast Realty Investors, Inc.;  The Company must maintain a minimum net worth of $5,000,000; loan fees and a majority of the administrative expenses are being paid by the former owner from whom the Company purchased the property.

ROSEVILLE PROPERTY

          In late August or early September 1997, the Company intends on acquiring the investment described below (the "Roseville Property" or the "Property"). The funds to acquire the Roseville will result from the Section S1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing will be used in connection with the Roseville acquisition.

     Description. The Roseville Property is currently under construction, and an official address has not yet been assigned to the Property. Construction is expected to be completed by August 15, 1997, with the Company taking ownership of the Property two to three weeks later when an occupancy permit is issued. The Property is located at the corner of Stanford Ranch Road and Fairway Drive in Roseville, California. Roseville is a city of 59,700 residents (1997 Sacramento Area Council of Governments estimate) located in the Sacramento region of Northern California.

     The property is located on a lot size of .87 acres (approximately 37,900 square feet). This site is part of a larger shopping center which includes well-known retailers such as Costco, Toys 'R Us, Shell Gasoline, Ross Dress For Less, and McDonald's Restaurants. The total lot size is approximately 8.66 acres (378,000 square feet). There are 61 parking spaces assigned to this site, with the property also enjoying the use of hundreds of other parking spaces located within the larger shopping center. The building size is expected to total 5,133 square feet.

     The sole tenant of the Property will be Applebee's Restaurant. Applebee's is a well-known, national franchise of sit-down casual restaurants. This particular Applebee's is being developed by, and acquired from, Christian Knox (an individual and unrelated third party), and the restaurant franchise will be owned and operated by him in a sale-leaseback arrangement. Mr. Knox has seven Applebees and nine Burger King franchises, as evidence of his experience in this industry.

     The lease on the property will commence upon the concurrent issuance of the Certificate of Occupancy and transfer of the Property to the Company. The lease is a 20 year triple net lease, including provisions for collection of common area charges that will be assessed by the shopping center owner. Lease payments are initially $14,333.33 per month ($172,000 per year) with rental increases scheduled every five years at the rate of 12 /%. Assuming the lease were to commence September 1, 1997, the lease payments on a calendar year basis are noted below:

          1997                               $      57,333
          1998-2001                                172,000
          2002                                     179,167
          2003-2006                                193,500
          2007                                     201,563
          2008-2011                                217,688
          2012                                     226,758
          2013-2016                                244,898
          2017 (through September 1)               163,266

     Mr. Knox has personally guaranteed the lease and has provided documentation demonstrating a personal net worth in excess of $10 million.

     Property Operations. The Roseville Property will be managed by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM will charge the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant will be obligated to pay property taxes, property tax in the first full year of operations is estimated to be $20,000 (approximately 1% of the sales price).

     Terms of Purchase. Total consideration expected to be paid by the Company for the Roseville property is $2,067,000. This cost is expected to include the $1,950,000 sales price payable to the Seller/Operator, $7,000 in estimated legal, appraisal, and closing costs, and a $110,000 Acquisition Fee payable to the Advisor. In addition, a yet undetermined amount is expected to be received from the Seller/Operator as a security deposit. The sale is expected to be paid for from approximately $1,500,000 received from the disposition of the Brea property (as described above), with the balance (approximately $567,000) from the proceeds resulting from the sale of the Company's shares in the current offering.

     The purchase price was arrived at through arms-length negotiations with the Seller/Operator.

     General.   The computation of depreciation for the Roseville Property will be based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories will be estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

 The following supplements or amends the "MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" Section of the Prospectus, beginning on page 41.

As of August 22, 1997, the Company has raised $14,462,708 in capital from prior offerings and $5,517,927 from the current offering. An additional $955,532 has been raised in the current offering for sales between June 24, 1997 and August 22, 1997; these funds are expected to be released from escrow in October, 1997.

RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

Operations for the six months ended June 30, 1997 represented a full six months of rental operations for all properties except Tycom which was owned for five and one-half months.

The net income for the six months ended June 30, 1997 continued to be significantly larger than the prior six months amount due to the raising of additional funds and investment of such funds in additional income producing properties. The Company did not have any adverse events that significantly impacted net income during the six months ended June 30, 1997, and all properties that have been purchased by the Company have operated at levels equal to current expectations.

Rental revenue increased $293,431 (25.4%) due to a full six months ownership of the Java City property and five and one-half months of the Tycom property (as compared to no ownership of these properties during the six months ended June 30, 1996). Interest income decreased $17,637 (34.9%) due to a new escrow release procedure on the current offering where new investor funds come into the Company quarterly rather than daily, thus lowering the amount of excess cash available for investment.

Operating expenses decreased $5,067 (7%) primarily due to the reclassification of general liability insurance from operating to general and administrative expenses during the six months ended June 30, 1997 as compared to the six months ended June 30, 1996. Interest expense increased $100,572 (24%) as a reflection of the additional debt taken on in connection with additional property acquisition and refinancing activities. Despite the large debt amounts, the
Company is still below the maximum 50% debt a maximum that is allowed by the Company's by-laws (debt was 46% of property cost (as defined in the by-laws) at June 30, 1997). General and administrative costs increased $111,016 (223%) due to the reclassification of general liability insurance from operating expense to general and administrative expense for the six months ended June 30, 1997 as compared to the six months ended June 30, 1996. Additionally, much of this increase is due to $85,569 that the Advisor was paid during the six months ended June 30, 1997 due to the revised provisions of the Advisor agreement. No advisor fees were earned during the six months ended June 30, 1996. Depreciation and amortization expense increased $49,457 (26%) as the result of the ownership of additional properties during 1997 as compared to 1996. Net income of $382,291 for the six months ended June 30, 1997 was $2,836 (1%) lower than the six months ended June 30, 1996.

The average number of shares outstanding during the six months ended June 30, 1997 was 1,698,025 vs. 1,385,908 for the six months ended June 30, 1996. Partly because of the greater number of shares outstanding, the net income per share decreased from $.28 in 1996 to $.23 in 1997.

During the six months ended June 30, 1997, the Company declared dividends totaling $688,348, compared to dividends of $532,290 declared for the six months ended June 30, 1996. Cash basis income for the six months ended June 30, 1997 was $621,221. This was derived by adding depreciation and amortization expense to net income. Thus, cash distributions during the six months ended June 30, 1997 were $67,127 greater than cash basis net income. The calculation of cash basis net income is not adjusted for the $55,569 in advisory fees waived during the first six months of 1997. In comparison, distributions in the first six months of 1996 were $42,310 less than cash basis income of $574,600. In either event, the Company continued to qualify as a REIT in 1997, and liquidity of the Company continues to be strong.

In summary then, the operating performance of the Company continued to improve as additional funds were raised, additional property was acquired, and all properties were operated profitably.


The following supplements the "Liquidity and Capital Resources" section on Page 45.

Fees paid to the Advisor and the Property Manager for the six months ended June 30, 1997 are as follows:

Advisor--$599,691
Property Manager --$55,803


The following supplements or amends the "ERISA CONSIDERATIONS" and "DESCRIPTION OF COMMON STOCK" sections on pages 62 and 63 of the Prospectus.
As of August 22, 1997, there are 1,974,144 Shares of the Company outstanding, held by approximately 1,000 Shareholders. In addition, $955,532 in gross proceeds has been raised from the sale of 95,953 shares in the current offering to fifty investors between June 24 and August 22, 1997; these funds have been deposited into an escrow account, and shares are expected to be issued in October 1997.

The following amends the Index to Financial Statements on p. 78.

West Coast Realty Investors
 Unaudited Financial Statements
     Balance Sheet as of December 31, 1996 and June 30, 1997..............F-33
     Statements of Income for the three and six months ended June 30, 1997 and 1996.............................................................F-34
     Statements of Stockholders' Equity for the six months ended June 30, 1997 and 1996.............................................................F-35
     Statement of Cash Flows for the six months ended June 30, 1997 and
     1996.................................................................F-36
     Summary of Accounting Policies.......................................F-37
     Notes to Financial Statements........................................F-39

West Coast Realty Investors, Inc.
     Pro Forma Statement of Income for the six months ended June 30, 1997.F-48 Notes to Pro Forma Financial Statement for the six months ended
      June 30, 1997 ......................................................F-49
     Pro Forma Statement of Income for the six months ended June 30, 1997.F-50 Notes to Pro Forma Financial Statement for the six months ended
      June 30, 1997 ......................................................F-51
     Pro Forma Statement of Income for the year ended December 31, 1996...F-52 Notes to Pro Forma Financial Statement for the year ended
     December 31, 1996 ...................................................F-53
     Pro Forma Balance Sheet for the six months ended June 30, 1997.......F-54
     Notes to Pro Forma Financial Statement for the six months ended
     June 30, 1997 .......................................................F-55


                       WEST COAST REALTY INVESTORS, INC.
                                 BALANCE SHEETS
                JUNE 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996

                                            JUNE 30, 1997    December 31, 1996
ASSETS
Rental real estate, less accumulated
   depreciation (Note 2)                      $25,793,024     $21,118,203
Cash and cash equivalents                       1,756,814       2,017,194
Accounts receivable                               328,600         247,948
Loan origination fees, net of accumulated
amortization of $46,339 and $40,248                96,532         102,622
Other assets                                       37,888          85,871

TOTAL ASSETS                                  $28,012,858     $23,571,838


LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Accounts payable                               $32,946         $13,922
   Due to related party (Note 5(e))                70,551          46,285
   Dividends payable (Note 8)                     362,205         302,760
   Security deposits and prepaid rent             186,939         124,734
   Other liabilities                               93,542         100,453
   Notes payable (Note 6)                      12,272,173      10,078,793

TOTAL LIABILITIES                              13,018,356      10,666,947
COMMITMENTS
STOCKHOLDERS' EQUITY
 Common stock, $.01 par-shares authorized,
 5,000,000 shares issued, 1,823,887 and
 1,550,607 outstanding in 1997 and 1996            18,239          15,506
 Additional paid-in capital                    16,254,698      13,861,763
 Retained earnings                            (1,278,435)       (972,378)

TOTAL STOCKHOLDERS' EQUITY                     14,994,502      12,904,891

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $28,012,858     $23,571,838

[FN]
                  See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                              STATEMENTS OF INCOME
               THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                  (UNAUDITED)
                                   THREE        THREE       SIX         SIX
                                   MONTHS      MONTHS      MONTHS      MONTHS
                                   ENDED        ENDED       ENDED       ENDED
                                  JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,
                                    1997        1996        1997        1996
REVENUES:
  Rental                           $717,926     $564,777  $1,447,812 $1,154,381
  Interest                           22,578       27,877      32,953     50,950

                                    740,504      592,654   1,480,765  1,204,971

COSTS AND EXPENSES:
  Operating                          31,442       42,445      67,696     72,763
  Property taxes                     27,722       18,259      55,445     37,398
  Property management
   fees-related party (Note 5 (d))   26,313       25,091      55,803     51,198
  Interest                          275,565      208,979     519,712    419,140
  General and administrative         82,445       30,705     160,888     49,872
  Depreciation and amortization     119,465       94,736     238,930    189,473

                                    562,952      420,215   1,098,474    819,844

NET INCOME                         $177,552     $172,439    $382,291   $385,127

NET INCOME PER SHARE (NOTE 8)          $.10         $.12        $.23       $.28

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)
                                   CAPITAL STOCK      ADDITIONAL PAID-IN
                                    SHARES    AMOUNT       CAPITAL        DEFICIT
BALANCE AT DECEMBER 31, 1996      1,550,607   $15,506      $13,861,763    $(972,378)

Issuance of stock, net              273,280     2,733        2,337,366           ---

Equity contribution by Affiliates
through expense reimbursements          ---       ---           55,569           ---

Net income                              ---       ---              ---       382,291

Dividends declared (Note 8)             ---       ---              ---     (688,348)

BALANCE AT JUNE 30, 1997          1,823,887   $18,239      $16,254,698  $(1,278,435)


                         SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                  CAPITAL STOCK      ADDITIONAL PAID-IN
                                  SHARES    AMOUNT       CAPITAL       DEFICIT
BALANCE AT DECEMBER 31, 1995    1,322,404   $13,224    $11,771,030    $(549,417)

Issuance of stock, net            126,432     1,264      1,154,137         ---

Net income                           ---       ---            ---       385,127

Dividends declared (Note 8)          ---       ---            ---     (532,290)

BALANCE AT JUNE 30, 1996       1,448,836   $14,488    $12,925,167    $(696,580)

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                            STATEMENTS OF CASH FLOWS
              SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

                                                    SIX MONTHS    Six Months
                                                      ENDED          Ended
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS   JUNE 30,1997  June 30, 1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                             $382,291     $385,127
Adjustments to reconcile net income to net cash
provided by operating activities:
    Depreciation and amortization                       232,840      189,473
    Interest expense on amortization of loan
    origination fees                                      6,090          ---
Increase (decrease) from changes in:
     Accounts receivable                               (80,652)     (51,514)
     Other assets                                        47,983       12,886
     Accounts payable                                    19,024    (166,667)
     Due to related party                                24,266          ---
     Security deposits and prepaid rent                  62,205     (19,709)
     Other liabilities                                  (6,911)          ---

NET CASH PROVIDED BY OPERATING ACTIVITIES               687,136      349,596

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to rental real estate                   (4,907,441)          ---

NET CASH (USED IN) INVESTING ACTIVITIES             (4,907,441)          ---

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net           2,340,434    1,155,401
Equity contribution by Affiliates through expense
reimbursements                                           55,569          ---
Dividends declared and paid                           (629,458)    (486,401)
Increase in notes payable                             2,300,000          ---
Payments on notes payable                             (106,620)     (85,883)

NET CASH PROVIDED BY FINANCING ACTIVITIES             3,959,925      583,117


NET (DECREASE) INCREASE IN CASH AND CASH              (260,380)      932,713
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        2,017,194    1,450,022

CASH AND CASH EQUIVALENTS,  END OF PERIOD            $1,756,814   $2,382,735

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                         SUMMARY OF ACCOUNTING POLICIES


BASIS OF PRESENTATION
The accompanying balance sheet as of June 30, 1997, the income statements and statements of cash flow for the six months periods ended June 30, 1997, and 1996 are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the six month period ended June 30, 1997, are not necessarily indicative of results to be expected for the year ended December 31, 1997.


BUSINESS
West Coast Realty Investors, Inc. (the "Company"), is a corporation formed on October 26, 1989 under the laws of the State of Delaware. The Company exists as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Service Code. The Company has complied with all requirements imposed on REIT's for 1997 and 1996 tax years; however, qualification as a REIT for future years is dependent upon future operations of the Company. The Company was organized to acquire interests in income-producing residential, industrial, retail or commercial properties located primarily in California and the west coast of the United States. The Company intends to acquire property for cash on a moderately leveraged basis with aggregate mortgage indebtedness not to exceed fifty percent of the purchase price of all properties on a combined basis, or eighty percent individually and intends to own and operate such properties for investment over an anticipated holding period of five to ten years.


RENTAL  PROPERTIES AND DEPRECIATION
Assets are stated at lower of cost or net realizable value. Depreciation is computed using the straight-line method over their estimated useful lives of
31.5 to 39 years for financial and income tax reporting purposes.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

LOAN ORIGINATION FEES

Loan origination fees are capitalized and amortized over the life of the loan.

                       WEST COAST REALTY INVESTORS, INC.
                         SUMMARY OF ACCOUNTING POLICIES
                                  (Continued)

RENTAL INCOME
Rental income is recognized on a straight-line basis to the extent that rental income is deemed collectable. Where there is uncertainty of collecting higher scheduled rental amounts, due to the tendency of tenants to renegotiate their leases for lower amounts, rental income is recognized as the amounts are collected.


CASH AND CASH EQUIVALENTS
The Company considers cash in the bank, liquid money market funds, and all highly liquid certificates of deposits, with original maturities of three months or less, to be cash and cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUCEMENTS
Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 1 - GENERAL

On October 30, 1989, West Coast Realty Advisors, Inc. (the "Advisor"), purchased 1,000 shares of the Company's common stock for $10,000. On August 30, 1990, the Company reached its minimum initial offering funding level of $1,000,000. As of June 30, 1997 the Company has raised $18,211,913 in capital.

Sales commissions and wholesaling fees, representing 8% of the gross proceeds from the sale of common shares, were paid to Associated Securities Corp. ("ASC"), a member of the National Association of Securities Dealers, Inc. ("NASD") and an affiliate of the Advisor.

Dividends are declared and accrued based approximately upon the previous quarter's income from operations before depreciation and amortization.

NOTE 2 - RENTAL PROPERTIES

The Company owns the following income-producing properties

                                                            ORIGINAL
  LOCATION (PROPERTY NAME)       DATE PURCHASED         ACQUISITION COST

Huntington Beach, California
(Blockbuster)                  February 26, 1991             $ 1,676,210
Fresno, California                May 14, 1993                 1,414,893
Huntington Beach, California
(OPTO-22)                      September 15, 1993              2,500,001
Brea, California                 March 4, 1994                 2,248,343
Riverside, California          November 29, 1994              3,655,500
Tustin, California
(Safeguard)                       May 22, 1995                4,862,094
Fremont, California
(Technology Drive)              October 31, 1995               3,747,611
Sacramento, California
(Java City)                      August 2, 1996                1,828,500
Irvine, California  (Tycom)     January 17, 1997               4,907,441

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996
NOTE 2 - RENTAL PROPERTIES (CONTINUED)

THE MAJOR CATEGORIES OF PROPERTY ARE:

                                     JUNE 30, 1997       DECEMBER 31, 1996

Land                                  $  8,971,126          $  7,401,126
Buildings and improvements              17,869,466            14,532,025

                                        26,840,592            21,933,151
Less accumulated depreciation            1,047,568               814,948

Net rental properties                $  25,793,024         $  21,118,203


A significant portion of the Company's rental revenue was earned from tenants whose individual rents represented more than 10% of total rental revenue.
Specifically:

     Five tenants accounted for 28%, 22%, 20%, 19% and 10% in 1997; Five tenants accounted for 23%, 19%, 18%, 12% and 10% in 1996; Four tenants accounted for 24%, 20%, 15% and 10% in 1995;


NOTE 3 - OTHER ASSETS

     Other assets consists of the following:

                                   JUNE 30, 1997    DECEMBER 31, 1996

Deposits and prepaid expenses            $38,877       $86,640
Organization costs                        14,330        14,330

                                          53,207       100,970
Less accumulated amortization             15,319        15,099

Net other assets                         $37,888       $85,871

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996


NOTE 4 - FUTURE MINIMUM RENTAL INCOME

As of June 30, 1997 and December 31, 1996, future minimum rental income under the existing leases that have remaining noncancelable terms in excess of one year are as follows:

                                           JUNE 30, 1997    DECEMBER 31,1996

     1997 ..................................  $1,079,798         $2,123,959
     1998 ..................................   2,485,224          2,037,591
     1999 ..................................   2,424,297          1,976,664
     2000 ..................................   2,312,357          1,864,724
     2001 ..................................   2,218,845          1,771,212
     Thereafter ............................  17,941,509         15,255,711

     Total                                   $28,462,030        $25,029,861


Future minimum rental income does not include lease renewals or new leases that may result after a noncancelable-lease expires.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Advisor has an agreement with the Company to provide advice on investments and to administer the day-to-day operations of the Company. Property management services for the Company's properties are provided by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Advisor.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 5 - RELATED PARTY TRANSACTIONS (CONT.)

During the periods presented, the Company had the following related party transactions:

(a) In accordance with the advisory agreement, compensation earned by, or services reimbursed or reimbursable to the advisor, consisted of the following:

                                   SIX MONTHS ENDED     FOR THE YEAR
                                      JUNE 30, 1997         ENDED
                                                     DECEMBER 31, 1996

           Syndication fees                $317,307            $82,864
           Acquisition fees                 270,384             78,177
           Overhead expenses                 12,000             12,000

                                           $599,691           $173,041


     (b) At June 30, 1997 and December 31, 1996, the Advisor owned 22,556 shares of the issued and outstanding shares of the Company.

     (c) Sales commissions paid in accordance with the selling agreement to ASC totaled $198,374 for the six months ended June 30, 1997 and $84,496 for the six months ended June 30, 1996.

     (d) Property management fees earned by WCRM totaled $26,313 and $25,091 for the three months ended June 30, 1997 and 1996, respectively. For the six months ended June 30, 1997 and 1996, WCRM earned $55,803 and $51,198, respectively in property management fees.

     (e)  The Corporation had related party accounts payable as follows:

                                        JUNE 30, 1997     DECEMBER 31, 1996

     Associated Securities Corp.             $  2,182             $     396
     West Coast Realty Management              26,313                24,839
     West Coast Realty Advisors                42,056                21,050

                                              $70,551               $46,285

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 6 - NOTES PAYABLE

NOTES PAYABLE ARE MADE UP OF THE FOLLOWING:
                                                      JUNE 30,    DECEMBER 31,
                                                         1997          1996

8.25% promissory note secured by a Deed of Trust
on the Fresno Property, monthly principal and interest
payments are $5,244 due August 1, 2003 ................ $ 622,177    $ 628,471

Variable rate promissory note secured by a Deed
of Trust on the OPTO-22 property, interest rate
adjustments are monthly and are based on the 11th
District cost of funds rate plus 3% (7.835% at
June 30, 1997), and may never go below 6.5%
or above 11.0%, monthly principal and interest
payments are $12,723, due October 1, 2003 ............. 1,698,602    1,708,362

8.25% promissory note secured by a Deed of Trust on
the Blockbuster property, interest rate adjusts
to the 5-year Treasury rate plus 350 basis points
on February 1, 1999, monthly principal and interest
payments are $4,934, due February 1, 2004 .............   562,899      569,132

9.25% promissory note secured by a Deed of Trust
on the Riverside property, monthly principal and
interest payments are $9,988, due November 8, 2004 ...  1,172,067    1,177,055

Variable rate promissory note secured by a Deed of Trust
on the Brea property, interest rate is 9.5% until March 1,
2000 (and each succeeding March 1st) when interest rate
adjusts to the Moody's corporate bond index daily rate
plus 0.125%, monthly principal and interest payments
vary depending upon interest rates and are currently
$8,737, due March 1, 2020 .............................   975,414      981,338

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996


NOTE 6 - NOTES PAYABLE (CONT.)
                                                       JUNE 30,   DECEMBER 31,
                                                         1997         1996

9.625% promissory note secured by a Deed of Trust
on the Safeguard property, monthly principal and
interest payments are $24,191, due February 1,
2005 ...........................................       $2,113,327   $2,155,575

8.24% promissory note secured by a Deed of Trust
on the Fremont property, interest rate equaled the 20-year
Treasury rate plus 1.65% at loan closing, monthly principal
and interest payments are currently $18,898, due
August 1, 2015 .....................................    2,115,660    2,140,311

10% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,413, due November 1, 2001.......................   332,722      336,272

8% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,126, due June 1, 2018...........................   379,305      382,277

9.25% promissory note secured by a Deed of Trust on the
Tycom property, monthly payments of interest only are
approximately $17,000, due January 8, 1998 ..........   2,300,000         ---

                                                      $12,272,173  $10,078,793


The above carrying amounts, with the exception of the note on the Fresno property, are reasonable estimates of fair values of notes payable based on current lending rates in the industry for mortgage loans with similar terms and maturities. The fair value of the Fresno note is approximately $580,000 calculated by discounting the expected future cash outflows on the note to the present based on a current lending rate of 10%, which is the approximate industry lending rate on properties of this type in this location.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 6 - NOTES PAYABLE (CONT.)

The aggregate annual future maturities at June 30, 1997 and December 31, 1996 are as follows:

     YEAR ENDING                              JUNE 30, 1997  DECEMBER 31, 1996

     1997 ..................................      $103,702  $  210,322
     1998 ..................................     2,528,391     228,391
     1999 ..................................       248,287     248,287
     2000 ..................................       269,435     269,435
     2001 ..................................       582,090     582,090
     Thereafter ............................     8,540,268   8,540,268

     Total                                     $12,272,173 $10,078,793


NOTE 7 - DIVIDEND REINVESTMENT PLAN

The Company has established a Dividend Reinvestment Plan (the "Plan") whereby cash dividends will, upon election of the shareholders, be used to purchase additional shares of the Company. The shareholders' participation in the Plan may be terminated at any time.

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE

Net Income Per Share for the three months ended June 30, 1997 and 1996 was computed using the weighted average number of outstanding shares of 1,698,025 and 1,385,908, respectively.

Dividends declared during the first six months 1997 and 1996 were as follows:

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1997        1,550,607           $ 0.0666          $103,270
February 1, 1997       1,671,442             0.0666           111,318
March 1, 1997          1,671,442             0.0666           111,318
April 1, 1997          1,810,916             0.0666           120,607
May 1, 1997            1,815,579             0.0666           120,917
June 1, 1997           1,815,579             0.0666           120,917

TOTAL                                                        $688,347

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE (CONT.)

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1996        1,325,404            0.0600            $79,524
February 1, 1996       1,371,794            0.0600             82,308
March  1, 1996         1,401,664            0.0600             84,100
April 1, 1996          1,413,736            0.0666             94,155
May 1, 1996            1,445,236            0.0666             96,253
June 1, 1996           1,448,836            0.0666             96,492

TOTAL                                                        $532,832


NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

NOTE 10 - SUBSEQUENT EVENTS

(a) In July 1997, the Company paid dividends totaling $362,442 ($0.0666 per share per period), payable to shareholders of record on April 1, May 1, and June 1, 1997, respectively (Note 8).

(b) On July 2, and July 16, 1997, a total of $1,463,808 in proceeds from the sale of shares in the Company's current offering was released from an escrow account, and 146,784 shares were issued to investors.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
         THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 10 - SUBSEQUENT EVENTS (CONT.)

(c) The Company ("Seller") is negotiating the sale of the North Palm Street Property to a unrelated buyer. The offer to purchase the property was unsolicited and is partially contingent on the Seller utilizing the Internal Revenue Service Code Section S1031 to facilitate a tax free exchange. However, if the Seller does not locate an exchange property by October 31, 1997, the Buyer may close escrow with no Section S1031 tax free exchange requirement. The total sales price is expected to be $2,515,860 in cash. The Seller must pay off the existing lender of the first deed of trust which as of June 30, 1997 totaled $975,309. Additionally, the Buyer has agreed to contribute an additional $15,000 to prepay the mortgage loan.

(d) In late August or early September 1997, the Company intends on acquiring an investment known as the Roseville Property. The funds to acquire the Roseville will result from the Section S1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing will be used
in connection with the Roseville acquisition.   The Roseville Property is
currently under construction with construction expected to be completed by August 15, 1997, and the Company taking ownership of the Property two to three weeks later when an occupancy permit is issued. The property's tenant intends on using the property as a sit-down, casual restaurant. Roseville is a city located in the Sacramento region of Northern California.


                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville Property and the disposition of the Brea Property as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants or sold by the Company on January 1, 1997. The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                               Disposition       Acquisition

                   HISTORICAL     BREA            ROSEVILLE        PRO FORMA
                    JUNE 30,    PROPERTY          PROPERTY         CONDENSED
                      1997                                         JUNE 30,
                                                                     1997
REVENUE:
  Rental           $1,447,812   $(122,507)  (a)      $86,000 (a)  $1,411,305
  Gain on sale of property --      621,449  (f)                      621,449
  Interest             32,953       50,000  (b)     (41,300) (b)      41,653

                    1,480,765      548,942            44,700       2,074,407

EXPENSES:
Operating              67,696     (37,935)  (a)        6,000 (c)      35,761
Interest              519,712     (46,451)  (d)                      473,261
Depreciation and
amortization          238,930     (18,463)  (e)       16,974 (e)     237,441
General and
administrative        272,136                                        272,136

                    1,098,474    (102,849)            22,974       1,018,599

Net income           $382,291     $651,791           $21,726      $1,055,808

Net income per           $.23                                           $.62
share

Weighted Average Shares Used                 Weighted Average Shares Used for
for Historical Calculation     1,698,025     Por Forma Calculation   1,698,025


                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflect operations for the Company assuming that the Roseville Property was acquired, and the Brea Property, was sold on January 1, 1997. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full six month's worth of operations reflected in the Statement of Income for the six months ended June 30, 1997.

There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:


(a) To reflect additional rental income for the Roseville Property, and the reduction of rental income for the Brea Property so that a full six months are recognized.

(b) To eliminate interest income due to funds used for the acquisition of the Roseville Property and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for six months based on the first year of the lease on the Roseville Property and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the six months on the Brea property.

(e) To reflect depreciation expense on the Roseville and Brea Properties from January 1, to June 30, 1997.

(f)  To reflect the gain on the sale of the Brea Property.

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville and Tycom Properties and the disposition of the Brea Property, as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants, and the Brea property was sold, on January 1, 1997. The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                               Disposition              Acquisitions

                   HISTORICAL     BREA           ROSEVILLE         TYCOM             PRO FORMA
                    JUNE 30,    PROPERTY          PROPERTY        PROPERTY           CONDENSED
                      1997                                                        JUNE 30, 1997
REVENUE:
  Rental           $1,447,812   $(122,507)  (a)     $86,000  (a)    $25,754 (a)  $1,437,059
  Gain on sale of property --     621,449   (f)                                     621,449
  Interest             32,953       50,000  (b)    (41,300)  (b)    (7,400) (b)      34,253
                    1,480,765      548,942           44,700          18,354       2,092,761

EXPENSES:
Operating              67,696     (37,935)  (c)       6,000  (c)        773 (c)      36,534
Interest              519,712     (46,451)  (d)                      12,240 (d)     485,501
Depreciation and
amortization          238,930     (18,463)  (e)      16,974  (e)                    237,441
General and
administrative        272,136                                                       272,136

                    1,098,474    (102,849)           22,974          13,013       1,031,612

Net income           $382,291     $651,791          $21,726          $5,341      $1,061,149

Net income per           $.23                                                          $.63
share

Weighted Average Shares Used                    Weighted Average Shares Used for
for Historical Calculation          1,698,025   Pro Forma Calculation  1,698,025


                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflect operations for the Company assuming that the Roseville and Tycom Properties were acquired, and the Brea Property was sold, on January 1, 1997. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full six month's worth of operations reflected in the Statement of Income for the six months ended June 30, 1997.
 .
There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:


(a) To reflect additional rental income for the Roseville and Tycom Properties from January 1, 1997 to the date of acquisition or June 30, 1997 (whichever is first), and the reduction of rental income due to the assumed sale of the Brea Property on January 1, 1997.

(b) To eliminate interest income to reflect funds used for the acquisition of Roseville and Tycom Properties and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for six months based on the first year of the lease on the Roseville and Tycom Properties and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the six months on the Brea property and to reflect added interest expense for six months for the Tycom Property based on the first year of payments under the projected amortization schedule for the Tycom Property loan.

(e) To reflect depreciation expense on the Roseville and Brea Properties from January 1, to June 30, 1997.

(f)  To reflect the gain on the sale of the Brea Property.

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996

INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville, Tycom and Java City Properties and the disposition of the Brea Property as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants on January 1, 1996 or in the case of the Brea Property, disposed of on that date.
The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                         Disposition                   Acquisitions

             HISTORICAL     BREA          ROSEVILLE        TYCOM          JAVA         PRO FORMA
              DECEMBER    PROPERTY         PROPERTY      PROPERTY         CITY         CONDENSED
              31, 1996                                                  PROPERTY        DECEMBER
                                                                                        31, 1996
REVENUE:
  Rental      $2,377,530  $(285,019) (a)   $172,000  (a) $459,348  (a)  $135,340  (a)  $2,859,199
  Gain on sale of
  property           ---     666,751 (f)                                                  666,751
  Interest        97,097      89,950 (b)                                (30,475)  (b)     156,572

               2,474,627     471,682        172,000       459,348        104,865        3,682,522

EXPENSES:
Operating        302,858    (80,696) (c)     10,500  (c)   14,040  (c)    17,980  (c)     264,682
Interest         880,978    (93,717) (d)                  184,042  (d)    37,900  (d)   1,009,203
Depreciation
and amortization 360,901    (36,924) (e)     33,950  (e)   88,540  (e)    15,160  (e)     461,627
General and
administrative   224,254                                                                  224,254

               1,768,991   (211,337)         44,450       286,622         71,040        1,959,766

Net income      $705,636    $683,019       $127,550      $172,726        $33,825       $1,722,756

Net income          $.49                                                                   $1.19
per share

Weighted Average Shares Used                 Weighted Average Shares Used for
for Historical Calculation     1,447,366     Pro Forma Calculation    1,447,366


                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflect operations for the Company assuming that the Roseville, Tycom and Java City Properties were acquired and the Brea Property was sold on January 1, 1996. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full year of operations reflected in the Statement of Income for the year ended December 31, 1996.

There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:


(a) To reflect additional rental income for the Roseville, Tycom and Java City Properties, and a reduction of rental income for the Brea Property.

(b) To eliminate interest income to reflect funds used for the acquisition of Java City Property and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for year ended December 31, 1996 on the lease of the Roseville, Tycom and Java City Properties and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the year ended December 31, 1996 on the Brea property and to reflect added interest expense for year for the Roseville, Tycom and Java City Properties based on the first year of payments under the projected amortization schedules.

(e) To reflect depreciation expense on the Roseville, Tycom, Java City and Brea Properties for the year ended December 31, 1996.

(f)  To reflect the gain on the sale of the Brea Property.

                       WEST COAST REALTY INVESTORS, INC.
                            PRO FORMA BALANCE SHEET
                                 JUNE 30, 1997
                                               HISTORICAL    PRO FORMA        PRO FORMA
                                                JUNE 30,    ADJUSTMENTS       CONDENSED
                                                  1997                         JUNE 30,
                                                                                 1997
ASSETS:
   Rental Real Estate                          $25,793,024    2,067,000  (1) $25,734,761
                                                            (2,125,263)  (2)
   Cash & Cash Equivalents                       1,756,814    1,734,666  (2)   1,424,480
                                                            (2,067,000)  (1)
   Accounts Receivable                             328,600                       328,600

   Loan Origination fees, net of accumulated
   amortization of $46,339 and $40,248              96,532                        96,532

   Other Assets                                     37,888                        37,888

TOTAL ASSETS                                   $28,012,858                   $27,622,261


LIABILITIES AND STOCKHOLDERS EQUITY
   Accounts Payable                                $32,946                       $32,946
   Due to Related Party                             70,551                        70,551
   Dividends Payable                               362,205                       362,205
   Security Deposits and Prepaid Rents             186,939     (12,245)  (2)     174,694
   Other Liabilities                                93,542                        93,542
   Notes Payable                                12,272,173    (975,414)  (2)  11,296,759

TOTAL LIABILITIES                               13,018,356                    12,030,697

COMMITMENTS AND CONTENGENCIES

   Common Stock and Additional Paid-in Capital  16,272,937                    16,272,937

   Distributions in Excess of Earnings         (1,278,435)      597,062  (2)   (681,373)

TOTAL STOCKHOLDERS EQUITY                       14,994,502                    15,591,564

TOTAL LIABILITIES & STOCKHOLDERS EQUITY        $28,012,858                   $27,622,261


                       WEST COAST REALTY INVESTORS, INC.
                        NOTES TO PRO FORMA BALANCE SHEET
                                 JUNE 30, 1997

  The pro forma Balance Sheet assumes that the Roseville Property was acquired and the Brea Property was sold on June 30, 1997. This statement reflects certain changes to the balance sheet that would be reflected if the properties were acquired and sold on that date.

NOTE 1 - ACQUISITION OF TYCOM PROPERTY


  These adjustments reflect the effect of acquiring the Roseville Property, including an increase in rental real estate and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Roseville Property will be provided by the sale of the Brea Property (see Note
2).


NOTE 2 - SALE OF THE BREA PROPERTY


  These adjustments reflect the effect of the sale of the Brea Property, including a decrease in rental real estate, security deposits and notes payable, a net increase in cash and cash equivalents, and a gain on the sale of the property.